                                             Filed by Silicon Valley Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934.

                                    Subject Company: Silicon Valley Group, Inc.,
                                                     Commission File No: 0-11348


SILICON VALLEY GROUP, INC. STOCKHOLDERS APPROVE MERGER WITH ASM LITHOGRAPHY HOLDING N.V.

San Jose, California - February 7, 2001 - Silicon Valley Group, Inc. (NASDAQ:SVGI) announced today that Silicon Valley Group stockholders have voted to approve the proposed merger with ASM Lithography Holding N.V. at a special meeting held at Silicon Valley Group's office in San Jose, California.

The merger received the necessary majority votes for approval with approximately 99.4% of the votes cast by the Silicon Valley Group's stockholders voting in favor of the merger.

Silicon Valley Group's CEO, Papken Der Torossian, said during the special meeting, "We are excited about the future of Silicon Valley Group and ASM Lithography as a combined company. Following the merger Silicon Valley Group's stockholders will be given the opportunity to participate in a much larger and even more competitive company with a greater capacity for producing the most technologically advanced products for the semiconductor industry."

Having already received antitrust clearance, consummation of the merger remains subject to the completion of the Exon-Florio review process and the satisfaction of other customary conditions.

For more information about the merger and the combining companies, please see the October 2, 2000 press release announcing the transaction at www.asml.com or www.svg.com and the proxy statement-prospectus related to the merger on file with Securities and Exchange Commission and available at www.sec.gov.

ABOUT ASML

ASML, founded in 1984, is a world leader in advanced lithography systems that are essential in the fabrication of integrated circuits. The company is publicly traded on both the Amsterdam Exchanges and the Nasdaq Stock Market(R) under the symbol "ASML". Visit the company's web site at http://www.asml.com for more information.

ABOUT SVG

SVG, headquartered in San Jose, California, was founded in 1977 and is a leading supplier of wafer processing equipment for the worldwide semiconductor industry. The company designs, manufactures and markets technically sophisticated equipment used in the primary stages of semiconductor manufacturing. Its products include: photoresist processing equipment; oxidation, diffusion and low-pressure chemical vapor deposition processing systems; atmospheric pressure chemical vapor deposition systems; lithography exposure tools that use step-and-scan technology; and precision optical components and systems. The company's web address is www.svg.com.

In connection with the proposed transaction, ASML has filed a registration statement on Form F - 4 and SVG has filed a proxy statement - prospectus, each with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement and the proxy statement - prospectus when they become available because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement - prospectus and other documents filed by SVG with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. Free copies of the registration statement and other documents filed by ASML with the SEC may be obtained from ASML by directing a request to ASML, Attention:
Franki D'Hoore (+31 40) 268-3938. Free copies of the proxy statement - prospectus and other documents filed by SVG with the SEC may also be obtained from SVG by directing a request to SVG, Attention: Manager of Investor Relations
(408) 467-5870.

SVG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SVG stockholders in favor of the merger. These directors and executive officers include the following: Michael J. Attardo, Papken S. Der Torossian,

William A. Hightower, William L. Martin, Nam P. Suh, Lawrence Tomlison, Russell
G. Weinstock, John Shamaly, Steven L. Jensen, Jeffrey M. Kowalski, and Borris Lipkin. Collectively, as of December 20, 2000, the directors and executive officers of SVG may be deemed to beneficially own approximately 5.29% of the outstanding shares of SVG common stock. Investors and security holders may obtain additional information regarding the interests of the participants by reading the registration statement and proxy statement - prospectus when each becomes available.

"SAFE HARBOR" STATEMENT UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS PRESS RELEASE CONTAINS CERTAIN "FORWARD - LOOKING" STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward - looking statements contained herein include statements about the expected consummation of the merger, the Exon - Florio review process, and benefits of the pending merger between ASML and SVG. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of ASML and SVG; costs related to the merger; labor integration issues; the economic environment of the semiconductor industry; and the general economic environment. More detailed information about these factors is set forth in the reports filed by ASML and SVG with the Securities and Exchange Commission. Neither ASML nor SVG is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward - looking statements, whether as a result of new information, future events or otherwise.



                                       3